April 10, 2019

Salvador Rosillo
Chief Executive Officer and Director
HempAmericana, Inc.
78 Reade Street, 4FW
New York, NY 10007

       Re: HempAmericana, Inc.
           Offering Statement on Form 1-A
           Filed March 14, 2019
           File No. 024-10974

Dear Mr. Rosillo:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 14, 2019

General

1. Please amend to provide balance sheets as of both fiscal year ends of February 28, 2018 and 2017. Statements of operations, cash flows and changes in stockholders' equity are required for the fiscal years ending February 28, 2018 and 2017. Please refer to Part F/S of the Form 1-A and amend accordingly.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Salvador Rosillo
HempAmericana, Inc.
April 10, 2019
Page 2

action by the staff.

       Please contact Sherry Haywood (Staff Attorney) at (202) 551-3345 or Amanda Ravitz
(Assistant Director) at (202) 551-3412 with any other questions.



                                                        Sincerely,
FirstName LastNameSalvador Rosillo
                                                        Division of Corporation
Finance
Comapany NameHempAmericana, Inc.
                                                        Office of Manufacturing
and
April 10, 2019 Page 2                                   Construction
FirstName LastName